

Mail Stop 3233

August 23, 2016

Via E-mail
Mr. Robert E. Bowers
Chief Financial Officer and Executive Vice President
Piedmont Office Realty Trust, Inc.
11695 Johns Creek Parkway, Suite 350
Johns Creek, GA 30097

> **Re:** **Piedmont Office Realty Trust, Inc.**
> **Form 10-K for the year ended December 31, 2015**
> **Filed on February 17, 2016**
> **File No. 001-34626**

Dear Mr. Bowers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, Core Funds from Operations (Core FFO) and Adjusted Funds from Operations (AFFO), page 36

1. Please tell us how Core FFO and AFFO are useful to an investor and how they should be used by an investor. It is not clear how you determined which adjustments should be used to arrive at each measure.

2. In addition it appears that all of your adjustments to arrive at AFFO applicable to common stock are non-cash adjustments. This appears to be a liquidity measure and may

be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (specifically Questions 102.02 and 102.05). Please review this guidance when preparing your next earnings release and periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant at (202) 551-3856, or the undersigned at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney at (202) 551-6431 or Jennifer Gowetski, Senior Counsel at (202) 551-3401 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities